Sun Life Financial Investor Day 2015

Company announces medium-term financial objectives

TORONTO, ON – (March 5, 2015) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF)[1] will hold Investor Day 2015 at 8:30 a.m. EST today, to provide investors with an update on the Company's performance, strategic goals, financial objectives and plans to grow the business. The event will feature presentations from Dean Connor, President and Chief Executive Officer, and other members of the Sun Life Financial Executive Team.

"Since the announcement of our four pillar strategy three years ago, Sun Life has taken action to reduce risk and earnings volatility and delivered 15% per annum growth in underlying net income," Connor said. "Today, we benefit from a balanced business model which generates a large proportion of earnings from wealth businesses, while roughly half of our results come from operations outside of Canada. As a result of investments in our business and successful execution of this balanced and diversified model, we are on track to exceed our 2015 earnings objective of $1.85 billion."

"Looking forward, we are confident that our four pillar strategy will continue to deliver earnings growth and capital generation," Connor said in announcing the following medium-term financial objectives for the Company:

- Annual underlying earnings per share (EPS) growth of 8-10%[2],
- Underlining return on equity (ROE) in the range of 12-14%,
- Common share dividend payout ratio of 40-50% of underlying net income

"Each of our four pillars has unique business drivers that will contribute to achieving these objectives, but one common element across the Company is a commitment to providing excellent customer service," Connor said. "We are using a consistent research approach across the enterprise to provide in-depth insights into our customer experience and using those insights to drive business planning, including the increasing use of digital initiatives to build relationships with customers and make it easier to do business with Sun Life."

During the Investor Day presentations, executives will provide details of plans across the Company's four pillars to continue to grow earnings to meet our medium-term financial objectives:

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[1] Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "Sun Life", "we", "our" and "us".

[2] Operating net income, operating ROE, underlyng net income and underlying ROE are non-IFRS financial measures. Our financial objectives are forward-looking, non-IFRS financial measures and are based on the key factors and assumptions and subject to the material risks described in this news release. For additional information see Non-IFRS Financial Measures and Forward-Looking Statements.

Leader in financial protection and wealth solutions in our Canadian home market

- Expanding retail wealth distribution to accelerate growth, including investing in offerings and distribution at Sun Life Global Investments, which has exceeded $10 billion in client assets under management in four years.
- Growing and evolving Sun Life's Career Sales Force and independent channels by continuing to provide first-class products and customer service.
- Continuing to build on leadership positions in both Group Benefits and Group Retirement Services by enhancing their leading Total Benefits platform and mobile initiatives, as well as Defined Benefit Solutions pension-risk transfer and Client Solutions businesses.

Premier global asset manager, anchored by MFS

- Consistently delivering strong, longer-term performance for clients; MFS has grown average net assets by an average compound rate of 18% over the past four years, and generated strong earnings.
- Continuing to build its global research platform and expand its distribution footprint, and investing for the long-term in marketing, technology and infrastructure.
- Growing Sun Life Investment Management, which continues to win new mandates in Canada and expanding its platform into the U.S. through the announced acquisition of New York-based Ryan Labs Asset Management.

Leader in U.S. group benefits and International high net worth solutions

- Expanding the Group Benefits product portfolio, particularly Voluntary Benefits, and building enrollment, distribution and technology capabilities, including partnerships with private exchanges to capitalize on the Affordable Care Act.
- Expanding global distribution capabilities in our Sun Life Financial International high net worth business.

Growing Asia through distribution excellence in higher growth markets

- Expanding agency distribution and productivity and growing alternative channels, particularly bancassurance.
- Investing across the region to accelerate and professionalize our agency sales force, with an aim to improve customer experience, persistency and increase the number and quality of agents.
- Increasing Shariah businesses in Indonesia and Malaysia and expanding Health and Accident and wealth businesses across Asia.
- Growing Health & Accident insurance and wealth management solutions.

Key Factors and Assumptions Related to Medium-Term Financial Objectives

The Company's medium-term financial objectives do not constitute guidance. Our ability to achieve our medium-term financial objectives is dependent on the Company's success in achieving the growth initiatives, business objectives and productivity and expense targets that will be described in the Investor Day presentations and on certain other key assumptions that include:

(i)   a modest increase in interest rates, broadly in line with the forward yield curve;

(ii)   average equity market growth of 8% per annum, in-line with long term experience;

(iii)   credit experience within current actuarial assumptions;
(iv)   no significant changes in regulatory capital requirements;
(v)   no significant changes to our effective tax rate;
(vi)   share repurchases in line with current program; and
(vii)   other key assumptions include: no material changes to our hedging program; hedging costs that are consistent with our best estimate assumptions; no material assumption changes including updates to the economic scenario generator and no material accounting standard changes.

Our medium-term financial objectives are also based on best estimate actuarial assumptions as at December 31, 2014. Our underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Although considered reasonable by the Company, we may not be able to achieve our 2015 financial objectives or our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our objectives as described in this news release and in the Investor Day presentations and we may not be able to achieve our objectives.

Non-IFRS Financial Measures

The Company prepares its financial statements in accordance with international financial reporting standards ("IFRS"). We report certain financial measures that are not prepared in accordance with IFRS ("non-IFRS financial measures"), as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS.

Operating net income and operating ROE are non-IFRS financial measures, that exclude from reported net income and reported ROE the impact of: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. annuity business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. annuity business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. annuity business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature.

Underlying net income, underlying EPS and underlying ROE are non-IFRS financial measures that remove the impact of the following items: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the net impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the net impact of changes in the fair value of real estate properties in the reporting period. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact of assumption changes related to actions taken by management in the current reporting period, referred to as management actions, include for example, changes in the prices of in-force products, new or revised reinsurance on in-force business or material changes to investment policies for asset segments supporting our liabilities.

Our medium-term financial objectives are forward-looking non-IFRS financial measures. It is not possible to provide reconciliations of those financial objectives to IFRS financial measures on a forward-looking basis because our medium-term financial objectives are based on factors and assumptions that are projected to occur in the future and actual results may vary significantly from those projected factors and assumptions.

Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in our annual management's discussion and analysis for the year ended December 31, 2014, under the heading Non-IFRS Financial Measures.

Forward-Looking Statements

Certain statements made in this news release are forward-looking and include, but are not limited to statements relating to our growth strategies and initiatives, financial objectives, strategic goals, productivity and expense initiatives and other business objectives; and other statements that are not historical or are predictive in nature or that depend upon or refer to future events or conditions. Forward-looking statements may also include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this news release represent our current expectations, estimates and projections regarding future events and are not statements of historical facts. These forward-looking statements are not a guarantee of future performance and involve inherent risks and uncertainties and are based on key factors and assumptions as set out in this news release, all of which are difficult to predict.

Future results and shareholder value may differ materially from those expressed in forward-looking statements due to, among other factors:

- the assumptions and other factors set out in this news release and in presentations at Investor Day 2015;
- the matters set out in the Company's 2014 annual management's discussion and analysis under Impact of the Low Interest Rate Environment and Critical Accounting Policies and Estimates and Risk Management;
- the risk factors set out in the Company's annual information form for the year ended December 31, 2014 under Risk Factors; and
- other factors detailed in the Company's annual and interim financial statements and any other filings with Canadian and U.S. securities regulators made available at www.sedar.com and www.sec.gov.

By their very nature, forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations, estimates and projected future events at March 5, 2015. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release. The forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 5, 2015.

Forward-looking statements are presented to assist investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this news release, including our financial objectives, are listed below. These risks include, but are not limited to: **business risks** - economic and geo-political risks; risks in implementing business strategies; changes in legislation and regulations, including capital requirements and tax laws; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including SLF's joint ventures; the impact of competition; the performance of SLF's investments and investment portfolios managed for clients such as segregated and mutual funds; market conditions that affect the SLF's capital position or its ability to raise capital; risks related to liquidity; downgrades in financial strength or credit ratings; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the ineffectiveness of risk management policies and procedures; risks relating to the closed block of business; **market, credit and liquidity risks** - the performance of equity markets; credit risks related to issuers of securities held in SLF's investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes or volatility in interest rates or credit spreads or swap spreads; fluctuations in foreign currency exchange rates; risks relating to real estate investments; risks related to market liquidity; **insurance risks** - risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to product design and pricing; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; the impact of higher-than-expected future expenses; the availability, cost and effectiveness of reinsurance; **operational risks** - breaches or failure of information system security and privacy, including cyber terrorism; risks relating to SLF's information technology infrastructure; failure of information systems and Internet-enabled technology; the ability to attract and retain employees; legal and regulatory proceedings, including inquiries and investigations; risks relating to financial modelling errors; business continuity risks; dependence on third-party relationships, including outsourcing arrangements; and risks relating to the environment, environmental laws and regulations and third-party policies.

Investor Day 2015 Information

Sun Life Financial will host Investor Day 2015 at 8:30 a.m. EST on Thursday, March 5, 2015 to provide investors and analysts with an update on the Company's performance, strategic goals, financial objectives and plans to grow the business. To listen to the live webcast and view the presentation slides, please visit www.sunlife.com/InvestorDay 10 minutes prior to the start of the presentations. The webcast and presentations will be archived on the Company's website following the event.

About Sun Life Financial

Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2014 the Sun Life Financial group of companies had total assets under management of $734 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Frank Switzer	Greg Dilworth
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com